Exhibit 99.1

NICE Reports 19% Growth in Total Revenue for the Fourth Quarter and 17%
Growth for the Full Year 2021

2021 Full-Year Cloud Revenue Exceeds $1 Billion, Increasing 31% Compared to Full-Year 2020

Provides 2022 Guidance of 12% Total Revenue Growth and Expects 27% or Greater
Growth for 2022 Cloud Revenue

Hoboken, New Jersey, February 17, 2022 - NICE (NASDAQ: NICE) today announced results for the fourth quarter and full year ended December 31, 2021.

Fourth Quarter 2021 Financial Highlights

GAAP	Non-GAAP
Revenue of $515 million, growth of 18.6% year-over-year	Revenue of $515 million, growth of 17.6% year-over-year
Cloud revenue of $285 million, growth of 30.2% year-over-year	Cloud revenue of $285 million, growth of 28.1% year-over-year
Gross margin of 67.9% compared to 66.4% last year	Gross margin of 73.0% compared to 72.2% last year
Operating income of $65 million compared to $65 million last year	Operating income of $146 million compared to $132 million last year, growth of 10.5% year-over-year
Operating margin of 12.6% compared to 15.0% last year	Operating margin of 28.2%, compared to 30.1% last year
Diluted EPS of $0.76 versus $0.83 last year	Diluted EPS of $1.73 versus $1.61 last year, growth of 7.5%

Full Year 2021 Financial Highlights

GAAP	Non-GAAP
Revenue of $1,921 million, growth of 16.6% year-over-year	Revenue of $1,926 million, growth of 16.2% year-over-year
Cloud revenue of $1,019 million, growth of 31.0% year-over-year	Cloud revenue of $1,023 million, growth of 30.1% year-over-year
Gross margin of 67.5% compared to 65.9% last year	Gross margin of 72.6% compared to 71.3% last year
Operating income of $264 million compared to $242 million last year	Operating income of $544 million compared to $470 million last year, growth of 15.6% year-over-year
Operating margin of 13.7% compared to 14.7% last year	Operating margin of 28.2% compared to 28.4% last year
Diluted EPS of $2.98 versus $2.98 last year	Diluted EPS of $6.52 versus $5.73 last year, 13.8% growth year-over-year

“We ended 2021 on a high note and with great momentum. NICE is a fast growing, agile market leader at scale combined with blue-chip profitability,” said Barak Eilam, CEO of NICE.

Mr. Eilam continued, “Fourth quarter financial results reflected outstanding execution across the board that led to 19% growth in total revenue, double-digit growth in every region and continued strength in profitability. Fueling this growth is our continued excellent performance in the cloud. Cloud revenue increased 30% in the quarter, which propelled our annual cloud revenue over the $1 billion mark, further establishing NICE as the clear cloud leader in our industry.”

“The strong fourth quarter results echo our success throughout 2021 as we reported double-digit total revenue growth in every quarter, further drove our international expansion, gained massive scale in digital and transformed NICE from an analytics leader to an AI powerhouse with a fivefold increase in AI bookings.

“As we head into 2022 and beyond, we believe we are in the best competitive position in our history with the strategic assets firmly in place to achieve further success.”

GAAP Financial Highlights for the Fourth Quarter and Full Year Ended December 31:

Revenues: Fourth quarter 2021 total revenues increased 18.6% to $515.5 million compared to $434.6 million for the fourth quarter of 2020.
Full year 2021 total revenues increased 16.6% to $1,921.2 million compared to $1,648.0 million for the full year 2020.

Gross Profit: Fourth quarter 2021 gross profit was $350.2 million compared to $288.5 million for the fourth quarter of 2020. Fourth quarter 2021 gross margin was 67.9% compared to 66.4% for the fourth quarter of 2020.
Full year 2021 gross profit increased to $1,296.7 million compared to $1,086.1 million for the full year 2020. Full year 2020 gross margin was 67.5% compared to 65.9% for the full year 2020.

Operating Income: Fourth quarter 2021 operating income was $65.1 million compared to $65.1 million for the fourth quarter of 2020. Fourth quarter 2021 operating margin was 12.6% compared to 15.0% for the fourth quarter of 2020.
Full year 2021 operating income increased to $263.9 million compared to $242.0 million for the full year 2020. Full year 2020 operating margin was 13.7% compared to 14.7% for the full year 2020.

Net Income: Fourth quarter 2021 net income was $51.2 million compared to $55.0 million for the fourth quarter of 2020. Fourth quarter 2021 net income margin was 9.9% compared to 12.6% for the fourth quarter of 2020.
Full year 2021 net income was $199.2 million compared to $196.3 million. Full year 2021 net income margin was 10.4% compared to 11.9% for the full year 2020.

Fully Diluted Earnings Per Share: Fully diluted earnings per share for the fourth quarter of 2021 was $0.76 compared to $0.83 in the fourth quarter of 2020.
Fully diluted earnings per share for the full year 2021 were $2.98 compared to $2.98 for the full year 2020.

Operating Cash Flow and Cash Balance: Fourth quarter 2021 operating cash flow was $112.7 million and full year operating cash flow was $461.8 million.
In the fourth quarter, $24.3 million were used for share repurchases and for the full year of 2021, $73.2 million were used for share repurchases. As of December 31, 2021, total cash and cash equivalents, short and long term investments were $1,424.8 million. Our debt, net of a hedge instrument, was 532 million dollars, resulting in net cash and investments of 893 million dollars.

Non-GAAP Financial Highlights for the Fourth Quarter and Full Year Ended December 31:

Revenues: Fourth quarter 2021 Non-GAAP total revenues increased to $515.5 million, up 17.6% from $438.4 million for the fourth quarter of 2020.
Non-GAAP total revenues for the full year 2021 increased 16.2% to $1,925.7 million compared to $1,657.1 million for the full year 2020.

Gross Profit: Fourth quarter 2021 Non-GAAP gross profit increased to $376.4 million compared to $316.7 million for the fourth quarter of 2020. Fourth quarter 2021 Non-GAAP gross margin was 73.0% compared to 72.2% for the fourth quarter of 2020.
Full year 2021 Non-GAAP gross profit increased to $1,397.6 million compared to $1,181.6 million for the full year 2020. Full year 2021 Non-GAAP gross margin was 72.6%, compared to 71.3% for full year 2020.

Operating Income: Fourth quarter 2021 Non-GAAP operating income increased to $145.6 million compared to $131.7 million for the fourth quarter of 2020. Fourth quarter 2021 Non-GAAP operating margin was 28.2% compared to 30.1% for the fourth quarter of 2020.
Full year 2021 Non-GAAP operating income increased to $543.9 million compared to $470.4 million for the full year 2020. Full year 2021 Non-GAAP operating margin was 28.2% compared to 28.4% for the full year 2020.

Net Income: Fourth quarter 2021 Non-GAAP net income increased to $116.7 million compared to $106.9 million for the fourth quarter of 2020. Non-GAAP net income margin totaled 22.6% compared to 24.4% for the fourth quarter of 2020.
Full year 2021 Non-GAAP net income increased to $436.3 million compared to $378.2 million for the full year 2020.
Full year 2021 Non-GAAP net income margin totaled 22.7% compared to 22.8% for the full year 2020.

Fully Diluted Earnings Per Share: Fourth quarter 2021 Non-GAAP fully diluted earnings per share increased 7.5% to $1.73 compared to $1.61 for the fourth quarter of 2020.
Full year 2021 Non-GAAP fully diluted earnings per share increased 13.8% to $6.52 compared to $5.73 for the full year 2020.

First Quarter and Full Year 2022 Guidance:

First Quarter 2022:
First quarter 2022 Non-GAAP total revenues are expected to be in a range of $505 million to $515 million.
First quarter 2022 Non-GAAP fully diluted earnings per share are expected to be in a range of $1.65 to $1.75.

Full Year 2022:
Full year 2022 Non-GAAP total revenues are expected to be in a range of $2,140 million to $2,160 million, representing 12% growth at the midpoint compared to full year 2021.
Full year 2022 Non-GAAP fully diluted earnings per share are expected to be in a range of $7.07 to $7.27, representing 10% growth at the midpoint compared to full year 2021.

Quarterly Results Conference Call

NICE management will host its earnings conference call today February 17th, 2022 at 8:30 AM ET, 13:30 GMT,
15:30 Israel, to discuss the results and the company's outlook. To participate in the call, please dial into the following numbers: United States 1-877-407-4018 or +1-201-689-8471, United Kingdom 0-800-756-3429, Israel 1-809-406-247.
The call will be webcast live on the Company’s website at https://www.nice.com/investor-relations/upcoming-event.

Explanation of Non-GAAP measures
Non-GAAP financial measures are included in this press release. Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude share-based compensation, amortization of acquired intangible assets, acquisition related expenses, amortization of discount on debt and loss from extinguishment of debt and the tax effect of the Non-GAAP adjustments. The Company early adopted ASU 2021-08, Business Combinations, effective January 1, 2021. The amendments in ASU 2021-08 require acquiring entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination. The Company applied the new guidance retrospectively to all business combinations for which the acquisition date occurred on or after January 1, 2021, therefore comparative financials were not adjusted. Through December 31, 2020 business combination accounting rules required the recognition of a legal performance obligation related to a revenue arrangement of an acquired entity as a liability. The amount assigned to such liability was based on its fair value at the date of acquisition. Comparative financials Non-GAAP adjustment for a revenue arrangement is intended to reflect the full amount of such revenue. The Company believes that these Non-GAAP financial measures, used in conjunction with the corresponding GAAP measures, provide investors with useful supplemental information about the financial performance of our business. We believe Non-GAAP financial measures are useful to investors as a measure of the ongoing performance of our business. Our management regularly uses our supplemental Non-GAAP financial measures internally to understand, manage and evaluate our business and to make financial, strategic and operating decisions. These Non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Our Non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. These Non-GAAP financial measures may differ materially from the Non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and Non-GAAP basis is provided in a table immediately following the Consolidated Statements of Income. The Company provides guidance only on a Non-GAAP basis. A reconciliation of guidance from a GAAP to Non-GAAP basis is not available due to the unpredictability and uncertainty associated with future events that would be reported in GAAP results and would require adjustments between GAAP and Non-GAAP financial measures, including the impact of future possible business acquisitions. Accordingly, a reconciliation of the guidance based on Non-GAAP financial measures to corresponding GAAP financial measures for future periods is not available without unreasonable effort.

About NICE
NICE (Nasdaq: NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763-0127, ir@nice.com, CET

Media Contact
Chris Irwin-Dudek, +1 (551) 256-5140, Chris.Irwin-Dudek@nice.com

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE. All other marks are trademarks of their respective owners. For a full list of NICE' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements may be identified by words such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” and similar expressions. Forward-looking statements are based on the current beliefs, expectations and assumptions of the Company’s management regarding the future of the Company’s business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Examples of forward-looking statements include guidance regarding the Company’s revenue and earnings and the growth of our cloud, analytics and artificial intelligence business.

Forward looking statements are inherently subject to significant economic, competitive and other uncertainties and contingencies, many of which are beyond the control of management. The Company cautions that these statements are not guarantees of future performance, and investors should not place undue reliance on them. There are or will be important known and unknown factors and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements.  These factors, include, but are not limited to, risks associated with changes in economic and business conditions, competition, successful execution of the Company’s growth strategy, success and growth of the Company’s cloud Software-as-a-Service business, difficulties in making additional acquisitions or effectively integrating acquired operations, products, technologies and personnel, the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners, rapidly changing technology, cyber security attacks or other security breaches against the Company, privacy concerns and legislation impacting the Company’s business, changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, uncertainty related to COVID-19 and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”).

You are encouraged to carefully review the section entitled “Risk Factors” in our latest Annual Report on Form 20-F and our other filings with the SEC for additional information regarding these and other factors and uncertainties that could affect our future performance. The forward-looking statements contained in this presentation speak only as of the date hereof, and the Company undertakes no obligation to update or revise them, whether as a result of new information, future developments or otherwise, except as required by law.

NICE LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31,	December 31,
	2021	2020
	Unaudited	Audited
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$378,656	$442,267
Short-term investments	1,046,095	1,021,613
Trade receivables	395,583	303,100
Prepaid expenses and other current assets	436,495	175,340
Total current assets	2,256,829	1,942,320

LONG-TERM ASSETS:
Property and equipment, net	145,654	137,785
Deferred tax assets	48,900	32,735
Other intangible assets, net	295,378	366,003
Operating lease right-of-use assets	85,055	97,162
Goodwill	1,606,756	1,503,252
Other long-term assets	224,445	153,660
Total long-term assets	2,406,188	2,290,597

TOTAL ASSETS	$4,663,017	$4,232,917

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$36,121	$33,132
Deferred revenues and advances from customers	330,459	311,851
Current maturities of operating leases	19,514	22,412
Debt	348,551	259,881
Accrued expenses and other liabilities	487,547	417,174
Total current liabilities	1,222,192	1,044,450

LONG-TERM LIABILITIES:
Deferred revenues and advances from customers	66,606	36,295
Operating leases	81,185	92,262
Deferred tax liabilities	7,429	32,109
Debt	429,267	421,337
Other long-term liabilities	18,379	17,980
Total long-term liabilities	602,866	599,983

SHAREHOLDERS' EQUITY
Nice Ltd's equity	2,825,085	2,563,910
Non-controlling interests	12,874	24,574
Total shareholders' equity	2,837,959	2,588,484

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$4,663,017	$4,232,917

NICE LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars in thousands (except per share amounts)

	Quarter ended		Year to date
	December 31,		December 31,
	2021	2020	2021	2020
	Unaudited	Unaudited	Unaudited	Audited

Revenue:
Cloud	$285,201	$219,036	$1,018,624	$777,331
Services	166,376	174,003	660,083	687,532
Product	63,896	41,542	242,443	183,153
Total revenue	515,473	434,581	1,921,150	1,648,016

Cost of revenue:
Cloud	112,127	91,357	410,671	339,985
Services	47,341	49,245	191,137	199,803
Product	5,777	5,453	22,648	22,164
Total cost of revenue	165,245	146,055	624,456	561,952

Gross profit	350,228	288,526	1,296,694	1,086,064

Operating expenses:
Research and development, net	75,332	56,163	271,187	218,182
Selling and marketing	149,662	121,819	536,192	445,102
General and administrative	60,167	45,421	225,406	180,733
Total operating expenses	285,161	223,403	1,032,785	844,017

Operating income	65,067	65,123	263,909	242,047

Financial and other expense, net	7,696	2,600	23,290	4,859

Income before tax	57,371	62,523	240,619	237,188
Taxes on income	6,210	7,549	41,396	40,842
Net income	$51,161	$54,974	$199,223	$196,346

Earnings per share:
Basic	$0.81	$0.87	$3.15	$3.13
Diluted	$0.76	$0.83	$2.98	$2.98

Weighted average shares outstanding:
Basic	63,382	62,967	63,189	62,710
Diluted	67,245	66,600	66,896	65,956

NICE LTD. AND SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENTS
U.S. dollars in thousands

	Quarter ended		Year to date
	Dec 31,		Dec 31,
	2021	2020	2021	2020
	Unaudited	Unaudited	Unaudited	Audited

Operating Activities
Net income	$51,161	$54,974	$199,223	$196,346
Depreciation and amortization	47,350	46,893	184,092	182,026
Stock based compensation	49,968	32,828	153,030	101,667
Amortization of premium and discount and accrued interest on marketable securities	1,855	157	11,867	(633)
Deferred taxes, net	(2,768)	(16,588)	(32,970)	(33,241)
Changes in operating assets and liabilities:
Trade Receivables	(40,149)	(5,343)	(85,778)	22,245
Prepaid expenses and other assets	(49,751)	(49,028)	(85,970)	(80,665)
Trade payables	9,254	(1,137)	(389)	4,094
Accrued expenses and other current liabilities	41,578	51,459	64,179	14,875
Operating lease right-of-use assets, net	2,758	5,241	15,075	18,167
Deferred revenue	(2,276)	48,585	30,770	63,202
Operating lease liabilities	(3,206)	(5,272)	(18,011)	(19,569)
Amortization of discount on debt	2,946	5,352	14,469	13,297
Loss in respect of extinguishment of debt	5,893	-	13,969	-
Other	(1,955)	(1,251)	(1,740)	(1,505)
Net cash provided by operating activities	112,658	166,870	461,816	480,306

Investing Activities
Purchase of property and equipment	(3,658)	(2,519)	(24,771)	(24,186)
Purchase of Investments	(40,233)	(277,038)	(322,129)	(583,115)
Proceeds from Investments	44,681	45,444	270,645	328,593
Capitalization of software development costs	(10,453)	(10,322)	(42,440)	(39,098)
Payments for business and asset acquisitions, net of cash acquired	360	-	(142,804)	(147,261)
Net cash used in investing activities	(9,303)	(244,435)	(261,499)	(465,067)

Financing Activities
Proceeds from issuance of shares upon exercise of share options	942	688	4,426	8,865
Purchase of treasury shares	(24,272)	(20,671)	(73,180)	(48,272)
Dividends paid to noncontrolling interest	(953)	-	(1,754)	-
Capital Lease payments	-	-	-	(177)
Purchase of subsidiaries shares from non-controlling interest	(14,000)	-	(14,000)	-
Proceeds from issuance of exchangeable notes	-	(48)	-	451,421
Repayment of debt	(83,993)	(215,000)	(177,308)	(215,000)
Net cash provided by/(used in) financing activities	(122,276)	(235,031)	(261,816)	196,837

Effect of exchange rates on cash and cash equivalents	(119)	1,747	(2,112)	1,868

Net change in cash and cash equivalents	(19,040)	(310,849)	(63,611)	213,944
Cash and cash equivalents, beginning of period	$397,696	$753,116	$442,267	$228,323

Cash and cash equivalents, end of period	$378,656	$442,267	$378,656	$442,267

NICE LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS
U.S. dollars in thousands (except per share amounts)

	Quarter ended		Year to date
	December 31,		December 31,
	2021	2020	2021	2020
GAAP revenues	$515,473	$434,581	$1,921,150	$1,648,016
Valuation adjustment on acquired deferred cloud revenue	-	3,679	4,372	8,866
Valuation adjustment on acquired deferred services revenue	-	149	175	230
Non-GAAP revenues	$515,473	$438,409	$1,925,697	$1,657,112

GAAP cost of revenue	$165,245	$146,055	$624,456	$561,952
Amortization of acquired intangible assets on cost of cloud	(18,796)	(18,012)	(72,015)	(66,434)
Amortization of acquired intangible assets on cost of services	(669)	(1,225)	(4,228)	(4,566)
Amortization of acquired intangible assets on cost of product	(277)	(1,073)	(1,130)	(4,467)
Valuation adjustment on acquired deferred cost of cloud	21	194	97	931
Cost of cloud revenue adjustment (1)	(2,661)	(1,457)	(7,949)	(4,058)
Cost of services revenue adjustment (1)	(3,597)	(2,593)	(10,513)	(7,550)
Cost of product revenue adjustment (1)	(185)	(131)	(595)	(336)
Non-GAAP cost of revenue	$139,081	$121,758	$528,123	$475,472

GAAP gross profit	$350,228	$288,526	$1,296,694	$1,086,064
Gross profit adjustments	26,164	28,125	100,880	95,576
Non-GAAP gross profit	$376,392	$316,651	$1,397,574	$1,181,640

GAAP operating expenses	$285,161	$223,403	$1,032,785	$844,017
Research and development (1)	(9,980)	(4,324)	(25,221)	(11,877)
Sales and marketing (1,2)	(14,495)	(10,769)	(42,021)	(30,392)
General and administrative (1,2)	(19,403)	(13,775)	(70,776)	(52,014)
Amortization of acquired intangible assets	(10,538)	(9,719)	(41,308)	(38,670)
Valuation adjustment on acquired deferred commission	54	89	215	195
Non-GAAP operating expenses	$230,799	$184,905	$853,674	$711,259

NICE LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS (continued)
U.S. dollars in thousands (except per share amounts)

	Quarter ended		Year to date
	December 31,		December 31,
	2021	2020	2021	2020

GAAP financial and other expense, net	$(7,696)	$(2,600)	$(23,290)	$(4,859)
Amortization of discount and loss of extinguishment on debt	8,874	5,353	28,279	13,297
Non-GAAP financial and other income, net	$1,178	$2,753	$4,989	$8,438

GAAP taxes on income	$6,210	$7,549	$41,396	$40,842
Tax adjustments re non-GAAP adjustments	23,898	20,056	71,157	59,757
Non-GAAP taxes on income	$30,108	$27,605	$112,553	$100,599

GAAP net income	$51,161	$54,974	$199,223	$196,346
Valuation adjustment on acquired deferred revenue	-	3,828	4,547	9,096
Valuation adjustment on acquired deferred cost of cloud revenue	(21)	(194)	(97)	(931)
Amortization of acquired intangible assets	30,280	30,029	118,681	114,137
Valuation adjustment on acquired deferred commission	(54)	(89)	(215)	(195)
Share-based compensation (1)	50,321	33,049	154,213	102,304
Acquisition related expenses (2)	-	-	2,862	3,923
Amortization of discount and loss of extinguishment on debt	8,874	5,353	28,279	13,297
Tax adjustments re non-GAAP adjustments	(23,898)	(20,056)	(71,157)	(59,757)
Non-GAAP net income	$116,663	$106,894	$436,336	$378,220

GAAP diluted earnings per share	$0.76	$0.83	$2.98	$2.98

Non-GAAP diluted earnings per share	$1.73	$1.61	$6.52	$5.73

Shares used in computing GAAP diluted earnings per share	67,245	66,600	66,895	65,956

Shares used in computing non-GAAP diluted earnings per share	67,245	66,600	66,895	65,956

NICE LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS (continued)
U.S. dollars in thousands

(1)	Share-based Compensation
		Quarter ended		Year to date
		December 31,		December 31,
		2021	2020	2021	2020

	Cost of cloud revenue	2,661	1,457	7,949	4,058
	Cost of services revenue	3,597	2,593	10,513	7,550
	Cost of product revenue	185	131	595	336
	Research and development	9,980	4,324	25,221	11,877
	Sales and marketing	14,495	10,769	42,021	30,262
	General and administrative	19,403	13,775	67,914	48,221
		$50,321	$33,049	$154,213	$102,304

(2)	Acquisition related expenses

		Quarter ended		Year to date
		December 31,		December 31,
		2021	2020	2021	2020

	Sales and marketing	$-	$-	$-	$130
	General and administrative	-	-	2,862	3,793
		$-	$-	$2,862	$3,923